Agora, Inc. Reports Third Quarter 2023 Financial Results

SANTA CLARA, Calif., November 21, 2023 (GLOBE NEWSWIRE) – Agora, Inc. (NASDAQ: API) (the “Company”), a pioneer and leader in real-time engagement technology, today announced its unaudited financial results for the third quarter ended September 30, 2023.

“We delivered sequential revenue growth amid a very challenging operating environment in this quarter, by staying laser-focused on key customers and core product improvements.

Our continued cost discipline has enabled us to further reduce our adjusted EBITDA loss and operating cash outflow to the lowest levels seen in more than two years,” said Tony Zhao, founder, chairman and CEO of Agora, Inc. “Looking forward, generative AI will enrich many of today’s real-time engagement use cases and inspire new ones for years to come. I believe we are uniquely positioned to enable human users and AI models to interact with each other through video and audio, in addition to text, which will transform all kinds of use cases such as AI companions, social games with AI players, and AI tutors for learning languages.”

Third Quarter 2023 Highlights

•
Total revenues for the quarter were $35.0 million, a decrease of 14.6% from $41.0 million in the third quarter of 2022.
•
Agora: $15.3 million for the quarter, a decrease of 8.9% from $16.8 million in the third quarter of 2022.
•
Shengwang: RMB141.2 million ($19.7 million) for the quarter, a decrease of 14.6% from RMB165.3 million ($24.2 million) in the third quarter of 2022, or a decrease of 9.2% from RMB155.5 million ($22.8 million) in the third quarter of 2022 if excluding revenue from the disposed Customer Engagement Cloud (“CEC”) business.
•
Active Customers
•
Agora: 1,664 as of September 30, 2023, an increase of 26.2% from 1,319 as of September 30, 2022.
•
Shengwang: 4,034 as of September 30, 2023, an increase of 6.3% from 3,796 as of September 30, 2022.
•
Dollar-Based Net Retention Rate
•
Agora: 98% for the trailing 12-month period ended September 30, 2023.
•
Shengwang: 89% for the trailing 12-month period ended September 30, 2023 (excluding revenues from terminated businesses due to regulatory changes in the education sector).

•
Net loss for the quarter was $22.5 million, compared to net loss of $27.7 million in the third quarter of 2022. After excluding share-based compensation expenses, acquisition related expenses, financing related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill, non-GAAP net loss for the quarter was $15.6 million, compared to the non-GAAP net loss of $17.6 million in the third quarter of 2022.
•
Adjusted EBITDA for the quarter was negative $4.4 million, compared to negative $16.4 million in the third quarter of 2022.
•
Total cash, cash equivalents, bank deposits and financial products issued by banks as of September 30, 2023 was $373.4 million.
•
Net cash used in operating activities for the quarter was $3.0 million, compared to $8.8 million in the third quarter of 2022. Free cash flow for the quarter was negative $3.2 million, compared to negative $9.9 million in the third quarter of 2022.

Third quarter 2023 Financial Results

Revenues

Total revenues were $35.0 million in the third quarter of 2023, a decrease of 14.6% from $41.0 million in the same period last year. Revenues of Agora were $15.3 million in the third quarter of 2023, a decrease of 8.9% from $16.8 million in the same period last year, primarily due to the decrease in usage and pricing from and to certain customers in emerging markets due to their tightening financing conditions. Revenues of Shengwang were RMB141.2 million ($19.7 million) in the third quarter of 2023, a decrease of 14.6% from RMB165.3 million ($24.2 million) in the same period last year, primarily due to macroeconomic slowdown, fast evolving regulations in certain downstream markets and the disposal of the CEC business in the first quarter of 2023.

Cost of Revenues

Cost of revenues was $12.6 million in the third quarter of 2023, a decrease of 24.3% from $16.6 million in the same period last year, primarily due to the decrease in bandwidth usage and co-location costs.

Gross Profit and Gross Margin

Gross profit was $22.4 million in the third quarter of 2023, a decrease of 7.9% from $24.3 million in the same period last year. Gross margin was 64.0% in the third quarter of 2023, an increase of 4.6% from 59.4% in the same period last year, mainly due to a change in product mix and the implementation of technical and infrastructural optimizations.

Operating Expenses

Operating expenses were $36.9 million in the third quarter of 2023, a decrease of 33.7% from $55.6 million in the same period last year.

•
Research and development expenses were $20.0 million in the third quarter of 2023, a decrease of 32.7% from $29.8 million in the same period last year, primarily due to a decrease in personnel costs as the Company optimized its global workforce, including a decrease in share-based compensation from $4.2 million in the third quarter of 2022 to $3.8 million in the third quarter of 2023.
•
Sales and marketing expenses were $7.8 million in the third quarter of 2023, a decrease of 46.7% from $14.6 million in the same period last year, primarily due to a decrease in personnel costs as the Company optimized its global workforce.
•
General and administrative expenses were $9.1 million in the third quarter of 2023, a decrease of 19.4% from $11.3 million in the same period last year, primarily due to decreased professional services expenses and a decrease in personnel costs as the Company optimized its global workforce.

Other Operating Income

Other operating income was $0.6 million in the third quarter of 2023, compared to $2.4 million in the same period last year, the majority of which came from government subsidies in both periods.

Loss from Operations

Loss from operations was $13.9 million in the third quarter of 2023, compared to $28.9 million in the same period last year.

Interest Income

Interest income was $4.9 million in the third quarter of 2023, compared to $2.5 million in the same period last year, primarily due to the increase in interest rates.

Investment Loss

Investment loss was $13.4 million in the third quarter of 2023, primarily due to the fair value change in an equity investment of $7.0 million and loss on investments in certain private companies of $6.3 million, whereas there were no material transactions in the same period last year.

Net Loss

Net loss was $22.5 million in the third quarter of 2023, compared to $27.7 million in the same period last year.

Net Loss per American Depositary Share attributable to ordinary shareholders

Net loss per American Depositary Share (“ADS”) attributable to ordinary shareholders was $0.23 in the third quarter of 2023, compared to $0.25 in the same period last year.

Share Repurchase Program

During the three months ended September 30, 2023, the Company repurchased approximately 17.0 million of its class A ordinary shares (equivalent to approximately 4.3 million ADSs) for approximately US$12.3 million under its share repurchase program, representing 6% of its US$200 million share repurchase program.

As of September 30, 2023, the Company had repurchased approximately 99.7 million of its class A ordinary shares (equivalent to approximately 24.9 million ADSs) for approximately US$94.3 million under its share repurchase program, representing 47% of its US$200 million share repurchase program.

As of September 30, 2023, the Company had 377.0 million ordinary shares (equivalent to approximately 94.3 million ADSs) outstanding, reflecting a reduction of 72.8 million ordinary shares (equivalent to approximately 18.2 million ADSs) from January 31, 2022 before the share repurchase program commenced.

The current share repurchase program will expire at the end of February 2024.

Change to Board of Directors

The Company today announced a change in its board of directors. Mr. Tuck Lye Koh has tendered his voluntary resignation from the Company’s board of directors due to personal reasons, effective as of today.

Mr. Sheng (Shawn) Zhong, currently Chief Technology Officer and Chief Scientist of the Company, has been appointed as a director of the Company, effective as of today.

Mr. Zhong has served as the Company’s Chief Scientist since January 2018 and as the Company’s Chief Technology Officer since September 2022. Before joining the Company, Mr. Zhong served as the chief executive officer of Hisense Microchip Company and had held several senior technical roles at Broadcom lnc. and LSl Corporation. Mr. Zhong was a key member of International Organization for Standardization (ISO)’s MPEG/JVT team, INCITS and IEEE, and has published more than 30 papers in the field of video processing and computer vision. Mr. Zhong received a bachelor’s degree in mathematics and a PhD in applied mathematics from Peking University and was a post-doctorate research associate at the University of Maryland, College Park.

“On behalf of the board, we sincerely thank Tuck for his dedicated service and invaluable advice since joining us in 2018,” Mr. Tony Zhao, founder, chairman and CEO of the Company, commented, “We warmly welcome Shawn to our board. In the past six years, Shawn has demonstrated exceptional leadership in driving our technology advancements. We are confident that Shawn’s insights and expertise will help the board and the Company stay on the forefront of real-time engagement technology and create long-term value for our shareholders.”

Financial Outlook

The Company expects total revenues for the fourth quarter of 2023 to be between $35.5 million and $37.5 million. This outlook reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Earnings Call

The Company will host a conference call to discuss the financial results at 5 p.m. Pacific Time / 8 p.m. Eastern Time on November 21, 2023. Details for the conference call are as follows:

Event title: Agora, Inc. 3Q 2023 Financial Results

The call will be available at https://edge.media-server.com/mmc/p/t37c98mk

Investors who want to hear the call should log on at least 15 minutes prior to the broadcast. Participants may register for the call with the link below.

https://register.vevent.com/register/BIc7379ddba33a4f2db9fc47f6ddfc764f

Please visit the Company’s investor relations website at https://investor.agora.io on November 21, 2023 to view the earnings release and accompanying slides prior to the conference call.

Use of Non-GAAP Financial Measures

The Company has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The Company uses these non-GAAP financial measures internally in analyzing its financial results and believe that the use of these non-GAAP financial measures is useful to investors as an additional tool to evaluate ongoing operating results and trends and in comparing its financial results with other companies in its industry, many of which present similar non-GAAP financial measures. Besides free cash flow (as defined below), each of these non-GAAP financial measures represents the corresponding GAAP financial measure before share-based compensation expenses, acquisition related expenses, financing related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill. The Company believes that such non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effects of such share-based compensation expenses, acquisition related expenses, financing related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill that it includes in its cost of revenues, total operating expenses and net income (loss). The Company believes that all such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. A reconciliation of its historical non-GAAP financial measures to the most directly comparable GAAP measures has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measures” included at the end of this press release, and investors are encouraged to review the reconciliation.

Definitions of the Company’s non-GAAP financial measures included in this press release are presented below.

Non-GAAP Net Income (Loss)

Non-GAAP net income (loss) is defined as net income (loss) adjusted to exclude share-based compensation expenses, acquisition related expenses, financing related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill.

Adjusted EBITDA

Adjusted EBITDA is defined as net income (loss) before exchange gain (loss), interest income, investment income (loss), other income, equity in income of affiliates, income taxes, depreciation of property and equipment, amortization of land use right, and adjusted to exclude the effects of share-based compensation expenses, acquisition related expenses, financing related expenses, amortization expenses of acquired intangible assets and impairment of goodwill.

Free Cash Flow

Free cash flow is defined as net cash provided by operating activities less purchases of property and equipment (excluding the acquisition of land use right and the construction in progress for the headquarters project). The Company considers free cash flow to be a liquidity measure that provides useful information to management and investors regarding net cash provided by operating activities and cash used for investments in property and equipment required to maintain and grow the business.

Operating Metrics

The Company also uses other operating metrics included in this press release and defined below to assess the performance of its business.

Active Customers

An active customer at the end of any particular period is defined as an organization or individual developer from which the Company generated more than $100 of revenue during the preceding 12 months. Customers are counted based on unique customer account identifiers. Generally, one software application uses the same customer account identifier throughout its life cycle while one account may be used for multiple applications.

Dollar-Based Net Retention Rate

Dollar-Based Net Retention Rate is calculated for a trailing 12-month period by first identifying all customers in the prior 12-month period, and then calculating the quotient from dividing the revenue generated from such customers in the trailing 12-month period by the revenue generated from the same group of customers in the prior 12-month period. As the vast majority of revenue generated from Agora’s customers is denominated in U.S. dollars, while the vast majority of revenue generated from Shengwang’s customers is denominated in Renminbi, Dollar-Based Net Retention Rate is calculated in U.S. dollars for Agora and in Renminbi for Shengwang, which has substantially removed the impact of foreign currency translations. The Company believes Dollar-Based Net Retention Rate facilitates operating performance comparisons on a period-to-period basis.

Safe Harbor Statements

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the Company’s financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. Among other things, the Financial Outlook in this announcement contain forward-looking statements. These forward-looking statements are based on the Company’s current expectations and involve risks and uncertainties. The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the growth of the RTE-PaaS market; the Company’s ability to manage its growth and expand its operations; the continued impact of COVID-19 on global markets and the Company’s business, operations and customers; the Company’s ability to attract new developers and convert them into customers; the Company’s ability to retain existing customers and expand their usage of its platform and products; the Company’s ability to drive popularity of existing use cases and enable new use cases, including through quality enhancements and introduction of new products, features and functionalities; the Company’s fluctuating operating results; competition; the effect of broader technological and market trends on the Company’s business and prospects; general economic conditions and their impact on customer and end-user demand; and other risks and uncertainties included elsewhere in the Company’s filings with the Securities and Exchange Commission (“SEC”), including, without limitation, the final prospectus related to the IPO filed with the SEC on June 26, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About Agora, Inc.

Agora, Inc. is the holding company of two independent businesses, Agora and Shengwang.

Headquartered in Santa Clara, California, Agora is a pioneer and global leader in Real-Time Engagement Platform-as-a-Service (PaaS), providing developers with simple, flexible, and powerful application programming interfaces, or APIs, to embed real-time voice, video, interactive live-streaming, chat, whiteboard, and artificial intelligence capabilities into their applications.

Headquartered in Shanghai, China, Shengwang is a pioneer and leading Real-Time Engagement PaaS provider in the China market.

For more information on Agora, please visit: www.agora.io

For more information on Shengwang, please visit: www.shengwang.cn

Investor Contact:

investor@agora.io

Media Contact:

press@agora.io

Agora, Inc.

Condensed Consolidated Balance Sheets

(Unaudited, in US$ thousands)

	As of	As of
	September 30,	December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	28,297	45,673
Short-term bank deposits	88,000	334,537
Short-term financial products issued by banks	55,020	33,359
Short-term investments	8,044	14,143
Accounts receivable, net	34,795	32,803
Prepayments and other current assets	8,466	7,326
Contract assets	1,451	634
Held-for-sale assets	-	17,004
Total current assets	224,073	485,479
Property and equipment, net	17,094	12,946
Operating lease right-of-use assets	4,125	2,344
Intangible assets	1,622	2,727
Goodwill	-	31,928
Long-term bank deposits	143,127	-
Long-term financial products issued by banks	59,000	39,000
Long-term investments	43,898	55,159
Land use right, net	165,833	-
Prepayment for land use right	-	168,244
Other non-current assets	7,902	2,888
Total assets	666,674	800,715

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	13,260	10,103
Advances from customers	7,603	8,352
Taxes payable	1,247	1,867
Current operating lease liabilities	2,417	1,932
Accrued expenses and other current liabilities	31,460	47,011
Held-for-sale liabilities	-	2,388
Total current liabilities	55,987	71,653
Long-term payable	7	55
Long-term operating lease liabilities	1,931	340
Deferred tax liabilities	248	407
Total liabilities	58,173	72,455

Shareholders’ equity:

Class A ordinary shares	39	39
Class B ordinary shares	8	8
Additional paid-in-capital	1,138,021	1,134,704
Treasury shares, at cost	(75,575)	(41,815)
Accumulated other comprehensive loss	(12,705)	(7,994)
Accumulated deficit	(441,287)	(356,682)

Total shareholders’ equity	608,501	728,260
Total liabilities and shareholders’ equity	666,674	800,715

Agora, Inc.

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Real-time engagement service revenues	32,718	38,860	100,798	115,120
Other revenues	2,298	2,128	4,699	5,432
Total revenues	35,016	40,988	105,497	120,552
Cost of revenues	12,594	16,639	38,693	45,520
Gross profit	22,422	24,349	66,804	75,032
Operating expenses:
Research and development	20,040	29,771	61,356	93,247
Sales and marketing	7,789	14,607	26,903	41,580
General and administrative	9,070	11,257	27,100	29,439
Total operating expenses	36,899	55,635	115,359	164,266
Other operating income	620	2,365	1,515	3,593
Impairment of goodwill	-	-	(31,928)	-
Loss from operations	(13,857)	(28,921)	(78,968)	(85,641)
Exchange gain (loss)	20	62	(191)	(4,969)
Interest income	4,850	2,490	14,006	6,468
Investment loss	(13,356)	(971)	(19,727)	(1,059)
Other income	-	-	550	-
Loss before income taxes	(22,343)	(27,340)	(84,330)	(85,201)
Income taxes	(164)	(132)	(323)	(384)
Equity in income (loss) of affiliates	(6)	(227)	45	264
Net loss	(22,513)	(27,699)	(84,608)	(85,321)
Net loss attributable to ordinary shareholders	(22,513)	(27,699)	(84,608)	(85,321)
Other comprehensive loss:
Foreign currency translation adjustments	1,164	(11,696)	(6,097)	(13,526)
Gain (loss) on available-for-sale debt securities	-	(613)	1,385	(1,139)
Total comprehensive loss attributable to ordinary shareholders	(21,349)	(40,008)	(89,320)	(99,986)

Net loss per ADS attributable to ordinary shareholders, basic and diluted	(0.23)	(0.25)	(0.84)	(0.76)

Weighted-average shares used in computing net loss per ADS attributable to ordinary shareholders, basic and diluted	389,359,207	448,554,483	405,036,312	448,733,032

Share-based compensation expenses included in:
Cost of revenues	129	165	576	760
Research and development expenses	3,769	4,150	10,668	14,342
Sales and marketing expenses	800	1,244	3,705	5,050
General and administrative expenses	1,945	1,671	5,953	5,492

Agora, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited, in US$ thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Cash flows from operating activities:
Net loss	(22,513)	(27,699)	(84,608)	(85,321)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expenses	6,643	7,230	20,902	25,644
Allowance for current expected credit losses	1,857	788	5,358	3,697
Depreciation of property and equipment	1,558	2,334	5,680	7,231
Amortization of intangible assets	345	576	1,036	1,732
Amortization of land use right	850	-	2,312	-
Deferred tax benefit	(53)	(84)	(159)	(252)
Amortization of right-of-use asset and interest on lease liabilities	704	1,013	2,218	3,124
Investment loss	13,356	976	19,727	861
Interest income on debt securities and investments	-	(101)	(105)	(300)
Equity in loss (income) of affiliates	6	227	(45)	(264)
Loss (gain) on disposal of property and equipment	34	-	(10)	-
Impairment of goodwill	-	-	31,928	-
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	(4,503)	155	(7,856)	(6,545)
Contract assets	(86)	(34)	(942)	(498)
Prepayments and other current assets	(659)	(163)	(1,008)	(6)
Other non-current assets	(2,104)	3,142	(5,160)	3,112
Accounts payable	2,653	2,088	3,639	4,031
Advances from customers	100	671	(559)	784
Taxes payable	31	(631)	(802)	(1,509)
Operating lease liabilities	(324)	(1,148)	(1,869)	(3,335)
Deferred income	-	-	(160)	145
Accrued expenses and other liabilities	(928)	1,827	(6,808)	(822)
Net cash used in operating activities	(3,033)	(8,833)	(17,291)	(48,491)
Cash flows from investing activities:
Purchase of short-term bank deposits	(58,000)	(51,418)	(187,521)	(404,627)
Purchase of short-term financial products issued by banks	(19,525)	-	(29,899)	(14,274)
Purchase of short-term investments	(789)	-	(789)	(8,005)
Proceeds from maturity of short-term bank deposits	86,000	85,579	434,058	434,709
Proceeds from maturity of short-term financial products issued by banks	-	-	8,310	3,549
Purchase of long-term bank deposits	-	-	(143,127)	-
Purchase of long-term financial products issued by banks	-	-	(20,000)	-
Purchase of long-term investments	-	(1,657)	(15)	(19,762)
Prepayment for long-term investments	-	(1,476)	-	(1,949)
Withdrawal of long-term investments	-	2,113	-	2,113
Purchase of property and equipment	(206)	(1,085)	(656)	(2,707)
Purchase of land use right	-	-	(5,133)	-

Deposit for land use rights purchase	-	-	-	(34,159)
Withdrawal of deposit for land use right purchase	-	34,159	-	34,159
Prepayment for land use right purchase	-	(171,592)	-	(171,592)
Purchase of construction in progress for the headquarters project	(1,839)	-	(4,326)	-
Cash received for business disposal	-	-	5,769	-
Disposal of property and equipment	36	-	87	-
Cash paid for a business combination	-	-	(3,680)	-
Net cash provided by (used in) investing activities	5,677	(105,377)	53,078	(182,545)
Cash flows from financing activities:
Deposits returned for business disposal	-	-	(1,000)	-
Proceeds from exercise of employees’ share options	74	87	590	970
Payment of financing cost	-	-	-	(621)
Repurchase of Class A ordinary shares	(12,462)	(3,079)	(52,829)	(22,839)
Net cash used in financing activities	(12,388)	(2,992)	(53,239)	(22,490)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	53	(2,829)	(1,286)	(1,326)
Net decrease in cash, cash equivalents and restricted cash	(9,691)	(120,031)	(18,738)	(254,852)
Cash balance recorded in held-for sale assets at beginning of period	-	-	1,488	-
Cash, cash equivalents and restricted cash at beginning of period *	38,268	151,004	45,827	285,825
Cash, cash equivalents and restricted cash at end of period **	28,577	30,973	28,577	30,973
Supplemental disclosure of cash flow information:
Income taxes paid	33	-	65	55
Cash payments included in the measurement of operating lease liabilities	324	1,148	1,869	3,335
Right-of-use assets obtained in exchange for operating lease obligations	-	198	4,088	198
Non-cash financing and investing activities:
Proceeds receivable from exercise of employees’ share options	25	66	25	66
Deposits utilized for employees’ share option exercises	-	-	-	7
Payables for property and equipment	24	228	24	228
Payables for construction in progress for the headquarters project	6,458	-	6,458	-
Payables for treasury shares, at cost	301	383	301	383
* includes restricted cash balance	280	155	154	156
** includes restricted cash balance	280	154	280	154

Agora, Inc.

Reconciliation of GAAP to Non-GAAP Measures

(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
GAAP net loss	(22,513)	(27,699)	(84,608)	(85,321)
Add:
Share-based compensation expenses	6,643	7,230	20,902	25,644
Acquisition related expenses	13	236	(400)	749
Financing related expenses	-	2,166	-	2,166
Amortization expenses of acquired intangible assets	345	556	1,035	1,668
Income tax related to acquired intangible assets	(53)	(84)	(159)	(252)
Impairment of goodwill	-	-	31,928	-
Non-GAAP net loss	(15,565)	(17,595)	(31,302)	(55,346)

GAAP net loss	(22,513)	(27,699)	(84,608)	(85,321)
Excluding:
Exchange gain (loss)	(20)	(62)	191	4,969
Interest income	(4,850)	(2,490)	(14,006)	(6,468)
Investment loss	13,356	971	19,727	1,059
Equity in loss (income) of affiliates	6	227	(45)	(264)
Other income	-	-	(550)	-
Income taxes	164	132	323	384
Depreciation of property and equipment	1,558	2,334	5,680	7,231
Amortization of land use right	850	-	2,312	-
Share-based compensation expenses	6,643	7,230	20,902	25,644
Acquisition related expenses	13	236	(400)	749
Financing related expenses	-	2,166	-	2,166
Amortization expenses of acquired intangible assets	345	556	1,035	1,668
Impairment of goodwill	-	-	31,928	-
Adjusted EBITDA	(4,448)	(16,399)	(17,511)	(48,183)

Net cash used in operating activities	(3,033)	(8,833)	(17,291)	(48,491)
Purchase of property and equipment	(206)	(1,085)	(656)	(2,707)
Free Cash Flow	(3,239)	(9,918)	(17,947)	(51,198)
Net cash provided by (used in) investing activities	5,677	(105,377)	53,078	(182,545)
Net cash used in financing activities	(12,388)	(2,992)	(53,239)	(22,490)